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Filed by Schuler Homes, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933
Commission File Number: 0-32461
Subject Company: Schuler Homes, Inc.

On January 24, 2002, Schuler Homes, Inc. released the following press release announcing its revenues for the fiscal quarter ended December 31, 2001.

*    *    *    *    *

NEWS RELEASE

FOR RELEASE: Thursday, January 24, 2002; 8 AM Eastern

SCHULER HOMES, INC. TODAY ANNOUNCES REVENUES IN
EXCESS OF $415 MILLION, NET INCOME OF OVER $27 MILLION,
AND EARNINGS PER SHARE OF $.66
FOR THE QUARTER ENDED DECEMBER 31, 2001

El Segundo, California and Honolulu, Hawaii—Schuler Homes, Inc. (NASDAQ: SHLR)

Financial and Operating Highlights:

  •
  Revenues increased 17.5% to $415.4 million
  •
  Net income increased 28.7% to $27.1 million
  •
  Diluted earnings per share of $.66 compared to $.50
  •
  EBITDA increased by 9.6% to $63.8 million

On April 3, 2001, the merger transaction between Schuler Homes, Inc. and Western Pacific Housing was successfully completed. In conjunction with the merger, Schuler Homes changed its year end to March 31. The comparisons to the same period in the prior year are shown on a pro forma combined basis as if the merger had occurred at the beginning of that period.

Schuler Homes, Inc. recorded revenues of $415.4 million for the quarter ended December 31, 2001, a 17.5% increase from revenues of $353.6 million during the third quarter of last year. For the first nine months of fiscal year 2002, revenues increased 30.6% to $1.1 billion from $853.1 million during the first nine months of fiscal year 2001.

Net income during the quarter ended December 31, 2001 totaled $27.1 million (with diluted earnings of $.66 per share), a 28.7% increase from net income of $21.1 million ($0.50 diluted earnings per share) during the same quarter last year. For the nine month period ended December 31, 2001, net income was $63.2 million ($1.51 diluted earnings per share), a 32.5% increase from net income (before non-cash impairment charges) of $47.7 million ($1.15 diluted earnings per share) for the nine month period ended December 31, 2000.

EBITDA (earnings before interest, taxes, depreciation and amortization) increased 9.6% to $63.8 million for the quarter ended December 31, 2001 from $58.2 million for the quarter ended December 31, 2000. EBITDA for the nine months ended December 31, 2001 was $160.3 million, a 22.6% increase from $130.7 million during the nine month period ended December 31, 2000.

During the quarter ended December 31, 2001, the Company closed the sales of 1,495 homes, a 25.8% increase from the closing of 1,188 homes during the third quarter of last year. Closings for the first nine months of fiscal year 2002 increased to 3,967 as compared to 3,303 during the first nine months of fiscal 2001.    The average sales price was $285,000 for the quarter ended December 31, 2001, a slight decrease compared with $292,000 during the quarter ended December 31, 2000.

At December 31, 2001, the Company's backlog included 1,692 homes with an aggregate dollar value of $524.0 million. Currently, we have 90 actively selling projects and control of over 29,500 lots, approximately 49% of which are under option. Cash and cash equivalents were approximately $11.5 million, total debt was approximately $595.0 million, and stockholders' equity totaled approximately $462.7 million at December 31, 2001.

On October 23, 2001, Schuler Homes, Inc. announced the signing of a merger agreement with D.R. Horton, Inc. (NYSE: DHI). The cash and stock transaction creates a combined company that will rank among the top two homebuilders nationally with 26,625 homes closed and $6.0 billion in revenues for the 12 months ended September 30, 2001 on a pro forma combined basis. The combined company will have operations in Midwest, Mid-Atlantic, Southeast, Southwest and Western regions of the United States. The combined operations in California will result in the merged company being ranked as the largest in Southern California and second largest in the state. The merger is expected to close on February 21, 2002, subject to the satisfaction of all closing conditions, including approval of the stockholders of each of Schuler Homes, Inc. and D.R. Horton, Inc. at the stockholder meetings of each company, which are scheduled for February 21, 2002.

D.R. Horton, Inc. and Schuler Homes, Inc. have filed with the SEC a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. Investors are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. You may obtain the joint proxy statement/prospectus and other relevant documents, including annual reports on Form 10-K and quarterly reports on Form 10-Q, free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by D.R. Horton free of charge by requesting them in writing from Investor Relations, D.R. Horton, Inc., 1901 Ascension Boulevard, Suite 100, Arlington, Texas 76006, or by telephone at (817) 856-8200. You may obtain documents filed with the SEC by Schuler Homes, Inc. free of charge by requesting them in writing from Investor Relations, Schuler Homes, Inc., 400 Continental Boulevard, Suite 100, El Segundo, California 90245, or by telephone at (310) 648-7200.

D.R. Horton and Schuler Homes, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of D.R. Horton and Schuler Homes in connection with the merger. Information about the interest of directors and executive officers of D.R. Horton is set forth in the proxy statement for D.R. Horton's 2001 Annual Meeting of Stockholders and in the joint proxy statement/prospectus. Information about the interest of directors and executive officers of Schuler Homes is set forth in the proxy statement for Schuler Homes' 2001 Annual Meeting of Stockholders and in the joint proxy statement/prospectus.

Schuler Homes, Inc. designs, builds and markets single-family residences, townhomes, and condominiums primarily to entry-level and first-time and, to a lesser extent, second-time move-up buyers in strong western suburban markets. The Company is among the top fifteen builders in the country and is among the top five builders in California, Colorado, Hawaii, Washington, and Oregon with a growing presence in Arizona.

This news release may contain "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations or beliefs regarding future events or circumstances, and you should not place undue reliance on these statements. Such statements involve known and unknown risks, uncertainties, assumptions and other factors, many of which are out of our control and difficult to forecast, that may cause actual results to differ materially from those which are anticipated. Such factors include, but are not limited to, changes in general economic conditions, the market for homes generally and in areas where the Company has developments, interest rates, consumer confidence, population growth in the Company's markets, competition, and government regulations affecting the Company's operations. See the Company's Annual Report on Form 10-K for the year ended March 31, 2001, and other materials filed with the Securities and Exchange Commission for further discussion of these and other risks and uncertainties applicable to the Company's business. We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements. We nonetheless reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this press release. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.

For further information, please contact:
Thomas Connelly	Senior Vice President & CFO	(310) 648-7200

SCHULER HOMES, INC.
CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
(in 000s, except per share data)	2001	2000	2001	2000(1)
Revenues	$415,371	$353,585	$1,114,192	$853,092
Cost of sales	325,644	275,089	882,416	665,073

Gross profit	89,727	78,496	231,776	188,019
Selling, general and administrative expenses	46,368	34,838	125,665	93,796

Operating income	43,359	43,658	106,111	94,223
Interest and other income (expense), net	1,348	(2,622)	(654)	(7,219)

Income before minority interests in income of consolidated joint ventures and provision for income taxes	44,707	41,036	105,457	87,004
Minority interests in (income) loss of consolidated joint ventures	40	(5,971)	(776)	(8,388)

Income before provision for income taxes	44,747	35,065	104,681	78,616
Provision for income taxes	17,610	13,982	41,449	30,872

Net income	$27,137	$21,083	$63,232	$47,744

Net income per share:
Basic (2)	$0.67	$0.52	$1.56	$1.19

Diluted (3)	$0.66	$0.50	$1.51	$1.15

(1)
Results are shown on a pro forma combined basis to include Western Pacific Housing, which merged with Schuler Homes on April 3, 2001. Results also exclude a non-cash charge for impairment of long-lived assets of approximately $36.4 during the quarter ended September 30, 2000.

(2)
Basic net income per share was computed using weighted average number of shares of 40,790 and 40,608 for the three and nine month periods ended December 31, 2001 and 40,262 and 40,227 for the three month and nine month periods ended December 31, 2000.

(3)
Diluted net income per share for the three and nine month periods ended December 31, 2001 was computed by adding to net income the interest expense applicable to convertible subordinated debentures of $0 and $898 and using the weighted average number of shares outstanding of 41,325 and 42,581, respectively. Diluted net income per share for the three and nine month periods ended December 31, 2000 was computed by adding to net income the interest expense applicable to convertible subordinated debentures of $600 and $1,799 and using the weighted average number of shares outstanding of 43,212 and 42,966, respectively. The convertible debentures were redeemed by the Company in August, 2001.

SCHULER HOMES, INC.
Including all joint venture activity
$                  in thousands

New Home Orders:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2001	2000	2001	2000
Southern California	445	283	1,361	1,034
Northern California	301	340	913	1,016

Total California	746	623	2,274	2,050
Colorado	256	332	981	989
Hawaii	76	97	281	289
Washington	56	55	215	214
Oregon	28	42	96	192
Arizona	23	3	87	3

Total	1,185	1,152	3,934	3,737

Home Closings:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2001	2001	2000	2000
Southern California	419	344	1,121	786
Northern California	379	346	972	687

Total California	798	690	2,093	1,473
Colorado	461	268	1,150	1,097
Hawaii	90	95	271	265
Washington	76	89	245	281
Oregon	39	46	149	187
Arizona	31	0	59	—

Total	1,495	1,188	3,967	3,303

Backlog *

	At December 31,
	2000		2001
	Homes	Sales Value	Homes	Sales Value
Southern California	658	$221,368	562	$168,572
Northern California	325	122,478	620	233,541

Total California	983	343,846	1,182	402,113
Colorado	416	98,709	538	110,998
Hawaii	155	45,876	111	33,001
Washington	65	19,649	70	24,199
Oregon	14	2,791	50	9,865
Arizona	59	13,085	3	691

Total	1,692	$523,956	1,954	$580,867

*
Backlog represents homes subject to pending sales contracts, some of which are subject to contingencies, including mortgage loan approval, the sale of existing homes by customers and government project approvals. Accordingly, no assurances can be made that homes in backlog will result in actual closings.

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NEWS RELEASE
SCHULER HOMES, INC. TODAY ANNOUNCES REVENUES IN EXCESS OF $415 MILLION, NET INCOME OF OVER $27 MILLION, AND EARNINGS PER SHARE OF $.66 FOR THE QUARTER ENDED DECEMBER 31, 2001
SCHULER HOMES, INC. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
SCHULER HOMES, INC. Including all joint venture activity $ in thousands